Beyoğlu 24. Noterliği
Harbiye Mahallesi Cumhuriyet Caddesi
Ulusoy Apt. No:103 K:1 D:1 Şişli-İSTANBUL
Tel: (0212) 241 22 68 - 241 31 46 - 248 18 07
Fax: (0212) 296 56 69

№ 03100

02 Şubat 2022

GENEL KURULUN TOPLANTIYA ÇAĞRILMASI TALEBİNE İLİŞKİN İHBARNAME	**NOTICE RELATING TO THE REQUEST FOR CONVOCATION OF GENERAL ASSEMBLY**
GÖNDEREN: IMTIS Holdings S.à r.l.	**ADDRESSOR:** IMTIS Holdings S.à r.l.
Adres: 9 rue de Bitbourg, L-1273, Lüksemburg	**Address:** 9 rue de Bitbourg, L-1273, Luxembourg
MUHATAP: Turkcell İletişim Hizmetleri A.Ş. (Yönetim Kurulu)	**ADDRESSEE:** Turkcell İletişim Hizmetleri A.Ş. (Board of Directors)
Adres: Turkcell Plaza Aydınevler Mah. İnönü Cad. No. 20 Küçükyalı Ofispark B Blok, Maltepe, İstanbul	**Address:** Turkcell Plaza Aydınevler Mah. İnönü Cad. No. 20 Küçükyalı Ofispark B Blok, Maltepe, İstanbul
Turkcell İletişim Hizmetleri A.Ş. ("Turkcell") Yönetim Kurulu'nun ("Turkcell Yönetim Kurulu") dikkatine,	**For the attention of Turkcell İletişim Hizmetleri A.Ş. ("Turkcell") Board of Directors ("Turkcell Board"),**
İlgi: Turkcell Genel Kurulu'nun toplantıya çağrılması Talebi	**Re:** Request for convocation of the Turkcell General Assembly
02/02/2022	02/02/2022
Sayın Yönetim Kurulu Üyeleri,	Dear Members of the Board of Directors,
Tarafınıza, International Mobile Telecom Investment Stichting Administratiekantoor ve L1T UB Holdings S.à r.l. tarafından 28 Ekim 2021 tarihinde gönderilen mektup ve takip eden yazışmalar ile IMTIS Holdings S.à r.l. ("IMTIS Holdings") tarafından 4 Ocak 2022 ve 28 Ocak 2022 tarihlerinde iletilen Turkcell Yönetim Kurulu kompozisyonunda değişiklik talep eden mektuplara atıfta bulunmaktayız.	We refer to the letter sent to you by International Mobile Telecom Investment Stichting Administratiekantoor and L1T UB Holdings S.à r.l. on 28 October 2021, including any subsequent correspondence, and the letters delivered by IMTIS Holdings S.à r.l. ("IMTIS Holdings") on 4 January 2022 and 28 January 2022, requesting changes to the composition of the Turkcell Board.
Bunun yanında, (i) halka açık bir şirketteki toplam hisselerin en az %5'ine sahip pay sahiplerine yönetim kurulundan, yazılı olarak gerektirici sebepleri ve gündemi belirterek, genel kurulun toplantıya çağırılmasını veya genel kurul zaten toplanacak ise gündeme madde koyulmasını istemesine izin veren Türk Ticaret Kanunu'nun ("TTK") 411. maddesine ve (ii) TTK'nın 411. maddesi uyarınca gündem maddelerine ilişkin karar taslaklarının genel kurul toplantısında görüşülmeye sunulmasına izin veren Sermaye Piyasası Kanunu'nun 29/5. maddesine atıf yapmaktayız.	We also refer to (i) Article 411 of the Turkish Commercial Code ("TCC"), entitling shareholders holding at least 5% of the total shares in a publicly held company to request the board of directors to convene a meeting of the general assembly or to add items to the agenda of a meeting of the general assembly, in each case by stating the justifying reasons for such request and the agenda items, and (ii) Article 29/5 of the Capital Markets Law, entitling such shareholders to submit draft resolutions to be discussed at the general assembly meeting in accordance with Article 411 of the TCC.

ÖZGE MÜZİKA
YEMİNLİ TERCÜMAN
SWORN TRANSLATOR

№03 100

Malumunuz olduğu üzere IMTIS Holdings, diğerlerinin yanı sıra, Turkcell'in kurumsal yönetim yapısının geliştirilmesi için Turkcell Yönetim Kurulu ile yapıcı bir diyalog kurmayı amaçlamıştır. Maalesef, Turkcell Yönetim Kurulu önemli bir iyileştirme yapamamıştır ve dolayısıyla IMTIS Holdings, Turkcell hissedarlar genel kurulunun ("Turkcell Genel Kurulu") Turkcell Esas Sözleşmesi'nde yapılması önerilen bazı değişiklikleri de içeren aşağıdaki gündem maddelerini görüşerek karara bağlamak için toplanmasını talep etmektedir.	As you know, IMTIS Holdings has sought to engage in a constructive dialogue with the Turkcell Board to enhance Turkcell's corporate governance framework, among other things. Unfortunately, the Turkcell Board has failed to make any significant improvements and, therefore, IMTIS Holdings is hereby requesting the convocation of the general assembly of shareholders of Turkcell (the "**Turkcell General Assembly**") to discuss and resolve upon the agenda items set forth below, including certain proposed amendments to the Articles of Association of Turkcell.
IMTIS Holdings işbu mektup tarihi itibariyle Turkcell'in toplam çıkarılmış ve ödenmiş sermayesinin %19,8'ine karşılık gelen 435.600.000 adet hisseye sahiptir ve dolayısıyla TTK'nın 411. maddesi uyarınca aranan şartları sağlamaktadır.	IMTIS Holdings holds 435,600,000 shares, corresponding to 19.8% of the total issued and outstanding share capital of Turkcell as of the date of this letter, therefore meeting the requirements set forth by Article 411 of the TCC.
Bu doğrultuda, IMTIS Holdings TTK'nın 411. maddesine göre işbu yazı ile Turkcell Yönetim Kurulu'ndan:	Accordingly, pursuant to Article 411 of the TCC, IMTIS Holdings hereby requests the Turkcell Board to:
(a) Turkcell Genel Kurulu'nu en geç 30 Nisan 2022 tarihinde ("**Hedeflenen Turkcell Genel Kurul Tarihi**") Ek 1'de (*Turkcell Genel Kurul Gündemi*) yer alan gündem maddeleri ("**Turkcell Genel Kurul Gündemi**") ile toplanacak ve Turkcell'in pay sahiplerinin Turkcell Genel Kurulu'na hem fiziki olarak hem elektronik genel kurul sistemi aracılığıyla elektronik ortamda katılabilmesine imkan sağlayacak şekilde toplantıya çağırmasını;	(a) convene a meeting of the Turkcell General Assembly, such meeting to be held by no later than 30 April 2022 (the "**Target Turkcell General Assembly Date**") with the agenda items set out in Annex 1 (*Turkcell General Assembly Agenda*) hereto (the "**Turkcell General Assembly Agenda**"), allowing Turkcell's shareholders to attend the Turkcell General Assembly both physically and electronically through an electronic general assembly system;
(b) işbu yazı tarihi ile aynı tarihte veya bundan sonraki mümkün olan en kısa sürede,	(b) on the same date as the date of this letter or as soon as possible thereafter,
(i) IMTIS Holdings'in Turkcell Esas Sözleşmesi'nde değişiklik yapılmasına ilişkin önerisinin ve IMTIS Holdings tarafından 31 Aralık 2021'de biten hesap dönemi için nakit kar payı dağıtımı önerisine ilişkin olarak sunulan karar taslağının ("**IMTIS Holdings Karar Taslağı**") da Turkcell Genel Kurulu'nda görüşülerek oylanmasını sağlayacak şekilde, Turkcell Genel Kurulu'nu, Turkcell Genel Kurul Gündemini görüşmek üzere Hedeflenen Turkcell	(i) adopt the necessary board resolution(s) (the "**Turkcell BoD Resolution**") to convene the Turkcell General Assembly on the Target Turkcell General Assembly Date to discuss the Turkcell General Assembly Agenda, also ensuring that IMTIS Holdings' proposals for amending the Articles of Association of Turkcell and the draft resolution submitted by IMTIS Holdings for the proposed payment of a cash dividend for the financial year ended

ÖZGE MÜZİKA
YEMİNLİ TERCÜMAN
SWORN TRANSLATOR

31 December 2021 (the "IMTIS Holdings Draft Resolution") are discussed and voted on at the Turkcell General Assembly; and (ii) provide a notarised copy of the Turkcell BoD Resolution to IMTIS Holdings or its representatives as soon as practicable following its adoption; (c) on the same date as the date of adoption of the Turkcell BoD Resolution, publicly disclose the Turkcell BoD Resolution and the announcement inviting the Turkcell's shareholders to the Turkcell General Assembly, together with the Turkcell General Assembly Agenda, the IMTIS Holdings Draft Resolution and the information document, through the public announcement platform (KAP) and Turkcell's corporate webslte; (d) on the same date as the date of this letter or as soon as possible thereafter, apply to the Capital Markets Board and the Ministry of Trade of the Republic of Turkey In order to obtain their approval with respect to the proposed amendments to the Articles of Association of Turkcell that are annexed to the Turkcell General Assembly Agenda; (e) announce the date of the Turkcell General Assembly and its agenda on the Turkish Trade Registry Gazette, on Turkcell's own website and through all other means required under applicable legislation; (f) apply to the Ministry of Trade Provincial Directorate of Trade for the appointment of the Ministry Representative that shall attend the Turkcell General Assembly, by filing a petition therewith duly annexing all required documents and paying all applicable fees; and (g) carry out all other actions and transactions that may be required or appropriate to convene the Turkcell General Assembly on the Target Turkcell General Assembly Date to discuss the Turkcell General Assembly Agenda, including voting on IMTIS Holdings' proposals for amending the Articles of

Association of Turkcell and the IMTIS Holdings Draft Resolution. IMTIS Holdings hereby reserves all rights available to it under the Articles of Association of Turkcell and applicable legislation, Including its right to (I) request Turkcell and/or any competent authority to convene an ordinary or extraordinary general assembly meeting of Turkcell, (ii) request the addition of further items to the agenda of the Turkcell General Assembly, and (iii) amend or submit further draft resolutions to be discussed and voted on at the Turkcell General Assembly. Yours sincerely, Enclosure: Annex 1- Turkcell General Assembly Agenda and IMTIS Holdings Draft Resolution To the attention of Notary Public; we hereby request that one copy of this notice, consisting of three copies, be served to the addressee by hand by the notary public officer, one copy be reserved of the records of your office and one copy incorporating the service annotation be delivered to us. On behalf of IMTIS Holdings S.a r.l. by proxy, Begum DURUKAN OZAYDIN

Annex 1- Turkcell General Assembly Agenda and IMTIS Holdings Draft Resolution TURKCELL ILETISIM HIZMETLERI AGENDA OF THE ORDINARY GENERAL ASSEMBLY MEETING FOR 2021 FISCAL YEAR 1. Opening and constitution of the Presiding Committee; 2. Authorizing the Presidlng Committee to sign the minutes of the meeting; 3. Subject to the approval of the Ministry of Trade of the Republic of Turkey and the Capital Markets Board; Discussion of and decision on the amendments to Articles 9, 17 and 19 of the Articles of Association of the Company in accordance with the amendment text that is proposed by IMTIS Holdings S.a r.l. and annexed to the agenda; 4. Reading and discussion of the activity report of the Board of Directors relating to the 2021 fiscal year; 5. Reading the summary of the Independent Audit report relating tope 2021 fiscal year; 6. Reading, discussion and approval, separately, of the consolidated balance sheet and profit/loss statement of the Company prepared pursuant to the Turkish Commercial Code and Capital Markets Board legislation relating to the 2021 fiscal year; 7. Discussion of and decision on the release of the Board Members, to be voted on individually and not cumulatively, for their actions in connection with the activities and operations of the Company pertaining to the 2021 fiscal year; 7.1. Discussion of and decision on the release of Mr. Went Aksu for his actions in connection with the activities and operations of the Company pertaining to the 2021 fiscal year; 7.2. Discussion of and decision on the release of Mr. Huseyin Aydin for his actions in connection with the activities and operations of the Company pertaining to the 2021 fiscal year; 7.3. Discussion of and decision on the release of Mrs. Figen Kilic for her actions in connection with the activities and operations of the Company pertaining to the 2021 fiscal year;

7.4. Discussion of and decision on the release of Mr. Tahsin Yazar for his actions in connection with the activities and operations of the Company pertaining to the 2021 fiscal year; 7.5. Discussion of and decision on the release of Mr. Senol Kazanci for his actions in connection with the activities and operations of the Company pertaining to the 2021 fiscal year; 7.6. Discussion of and decision on the release of Mr. Afif Demirkiran for his actions in connection with the activities and operations of the Company pertaining to the 2021 fiscal year; 7.7. Discussion of and decision on the release of Mr. Nail Olpak for his actions in connection with the activities and operations of the Company pertaining to the 2021 fiscal year; 7.8. Discussion of and decision on the release of Mr. Huseyin Arslan for his actions in connection with the activities and operations of the Company pertaining to the 2021 fiscal year; 7.9. Discussion of and decision on the release of Mr. Julian Michael Sir Julian Horn-Smith for his actions in connection with the activities and operations of the Company pertaining to the 2021 fiscal year; 8. Discussion of and decision on confirming the appointment of the Board Members, if any, who were temporarily appointed by the Board of Directors in accordance with Article 363 of the Turkish Commercial Code to fill any board vacancy that may have occurred prior to the date of this General Assembly meeting; 9. Informing the General Assembly on the amount of donations and contributions made by the Company in the 2021 fiscal year and the beneficiaries of such donations and contributions by explaining each transaction individually; Discussion of and decision on the limit on donations and contributions that can be made by the Company during the period commencing on 1 January 2022 and ending on the date of the Company's general assembly meeting relating to the 2022 fiscal year; 10. Discussion of and decision on the proposed removal of the Board Members, except for those Board Members who have been appointed through the use of the privileges granted to the holders of Group A shares under Article 7 of the Company's Articles of Association, and those Board Members, if any, who have been temporarily appointed by the Board of Directors in accordance with Article 363 of the Turkish Commercial Code and Article 9 of the Company's Articles of Association to fill any board vacancy that may have occurred prior to the date of this General Assembly meeting with respect to the Board Members appointed through the use of the privileges granted to the holders of Group A shares, and appointment of new Board Members in their place; 10.1. Discussion of and decision on the removal from the Board of Directors of Mr. Afif Demirkiran or, if applicable, any other Board Member that has been temporarily appointed by the Board of Directors in accordance with Article 363 of the Turkish Commercial Code to fill any board vacancy that may have occurred with respect to Mr. Afif Demirkiran; 10.2. Discussion of and decision on the removal from the Board of Directors of Mr. Nail Olpak or, if applicable, any other Board Member that has been temporarily appointed by the Board of Directors in accordance with Article 363 of the Turkish Commercial Code to fill any board vacancy that may have occurred with respect to Mr. Nail Olpak; 10.3. Discussion of and decision on the removal from the Board of Directors of Mr. Huseyin Arslan or, if applicable, any other Board Member that has been temporarily appointed by the Board of Directors in accordance with Article 363 of the Turkish Commercial Code to fill any board vacancy that may have occurred with respect to Mr. Huseyin Arslan; 10.4. Discussion of and decision on the removal from the Board of Directors of Mr. Julian Michael Sir Julian Horn-Smith or, if applicable, any other Board

Member that has been temporarily appointed by the Board of Directors in accordance with Article 363 of the Turkish Commercial Code to fill any board vacancy that may have occurred with respect to Mr. Julian Michael Sir Julian Horn-Smith; 10.5. Discussion of and decision on the appointment of Mr. Serdar Cetin as an Independent board member for a term of 1 (one) year to serve until the date of the annual General Assembly meeting approving the consolidated financial statements of the Company for the fiscal year ending 31 December 2022; 10.6. Discussion of and decision on the appointment of Mrs. Mevhibe Canan as an independent board member for a term of 1 (one) year to serve until the date of the annual General Assembly meeting approving the consolidated financial statements of the Company for the fiscal year ending 31 December 2022; 10.7. Discussion of and decision on the appointment of Mr. Ganenc Gurkaynak as an Independent board member for a term of 1 (one) year to serve until the date of the annual General Assembly meeting approving the consolidated financial statements of the Company for the fiscal year ending 31 December 2022; 10.8. Discussion of and decision on the appointment of Mr. Alejandro Douglass Plater as a board member for a term of 1 (one) year to serve until the date of the annual General Assembly meeting approving the consolidated financial statements of the Company for the fiscal year ending 31 December 2022; 11. Discussion of and decision on the recommendation by the Board of Directors with regard to the election of the independent audit firm pursuant to the Turkish Commercial Code and applicable capital markets legislation for auditing the accounts and transactions of the Company during the 2022 fiscal year; 12. Discussion of and decision on the proposed distribution of dividends and dividend distribution date for the 2021 fiscal year; 12.1. Discussion of and decision on the proposal and draft resolution submitted by IMTIS Holdings S.a r.I., shareholder of the Company, relating to distribution of dividends and the dividend distribution date for the 2021 fiscal year; 13. Discussion of and decision on permitting the Board Members to be active, on his own behalf or on behalf of others, in any business falling within or outside the scope of the Company's business, to hold an interest in companies carrying out the same business, and to perform other acts in accordance with Articles 395 and 396 of the Turkish Commercial Code; 14. Informing the shareholders regarding the guarantees, pledges and mortgages provided by the Company In favour of third parties during the 2021 fiscal year and the benefit derived therefrom, in accordance with the Capital Markets Board regulations, by explaining each transaction individually; 15. Closing.

Annex to the Agenda - Articles of Association Amendments [See Fallowing Pages]

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION C TURKCELL CURRENT ARTICLES OF ASSOCIATION ARTICLE 9: BOARD OF DIRECTORS The Company is managed and represented and bound before third persons by the Board of Directors. The Board of Directors Is authorised to carry out the affairs of the Company and for the management of Company assets and any and all activities relating to the Company's scope of business, other than those falling within the authority of the General Assembly. Subject to the following paragraph, the Board of Directors shall comprise 9 (nine) members to be appointed by the General Assembly. The number and qualifications of the Independent members to serve on the Board of Directors shall be determined according to the Corporate Governance Principles of the Capital Markets Board and the Nomination Committee Operations Principles to be adopted by the Board of Directors in accordance therewith. In the event that a membership of Board of Directors becomes vacant for any reason or an independent member of Board of Directors ceases to be independent, appointment may be made in accordance with Article 363 and other provisions of Turkish Commercial Code and the capital markets legislation, and the so appointed board member shall be submitted to the approval of shareholders in the following General Assembly meeting. So long as the privileges envisaged as per Article 7 of this Articles of Association are in effect, in the event that any Board of Directors membership elected through the exercise of the privileges granted to Group A Shares becomes vacant, the appointment by the Board of Directors to be made for this vacancy pursuant to Article 363 of Turkish Commercial Code shall be made from amongst the candidates proposed by all of the members of Board of Directors which are elected -by the general assembly through the exercise of privileges of the Group A Shares and continue holding their posts unanimously, or if unanimous decision may not be provided, proposed by the majority of the said Board of Directors members. AMENDED ARTICLES OF ASSOCIATION ARTICLE 9: BOARD OF DIRECTORS The Company is managed and represented and bound before third persons by the Board of Directors. The Board of Directors is authorised to carry out the affairs of the Company and for the management of Company assets and any and all activities relating to the Company's scope of business, other than those falling within the authority of the General Assembly. Subject to the following paragraph, the Board of Directors shall comprise 9 (nine) members to be appointed by the General Assembly. The appointment and/or dismissal of each Board of Directors member shall be individually discussed and resolved upon by the General Assembly in accordance with separate sub-agenda items under the relevant agenda item. The number and qualifications of the independent members to serve on the Board of Directors shall be determined according to the Corporate Governance Principles of the Capital Markets Board and the Nomination Committee Operations Principles to be adopted by the Board of Directors in accordance therewith. In the event that a membership of Board of Directors becomes vacant for any reason or an independent member of Board of Directors ceases to be independent, appointment may be made In accordance with Article 363 and other provisions of Turkish Commercial Code and the capital markets legislation, and the so appointed board member shall be submitted to the approval of shareholders in the following General Assembly meeting. So long as the privileges envisaged as per Article 7 of this Articles of Association are in effect, in the event that any Board of Directors membership elected through the exercise of the privileges granted to Group A Shares becomes vacant, the appointment by the Board of Directors to be made for this vacancy pursuant to Article 363 of Turkish Commercial Code shall be made from amongst the candidates proposed by all of the members of Board of Directors which are elected by the general assembly through the exercise of privileges of the Group A Shares and continue holding their posts unanimously, or if unanimous decision may not be provided, proposed by the majority of the said Board of Directors members ARTICLE 17: GENERAL ASSEMBLY The following provisions shall be applicable to the General Assembly meetings: 1) Convention of the General Assembly: The General Assembly shall be convened either ordinarily or extraordinarily In accordance with the relevant provisions of Turkish Commercial Code and Capital Markets Law. In these meetings the agenda Items, prepared by the Board of Directors, shall be discussed and resolved as per the relevant provisions of Turkish Commercial Code and the Articles of Association. The extraordinary meetings of the General Assembly shall convene and resolve as deemed necessary for the Company's business. Rights of the shareholders under Turkish Commercial Code in respect of convening and adding an item in the agenda of the General Assembly meetings are reserved. The General Assembly meeting procedures are regulated under the Internal General Assembly Directive. General Assembly meetings shall be conducted in accordance with Turkish Commercial Code, the capital markets legislation and the Internal General Assembly Directive. 2) Attending the General Assembly Meeting by Electronic Means: Right holders, who have a right to attend the general assembly meetings of the Company, can attend such meetings by electronic means pursuant to Article 1527 of Turkish Commercial Code. Pursuant to the Regulation on General Assembly Meetings of Joint Stock Companies by Electronic Means, the Company shall procure that the right holders may attend, deliver opinions, make proposals, and vote by electronic means, either setting up the electronic general assembly system, or purchase related services from the providers of systems that are specifically created for such purposes. In all meetings to be held, pursuant to this provision of the Articles of Association, right ARTICLE 17: GENERAL ASSEMBLY The following provisions shall be applicable to the General Assembly meetings: 1) Convention of the General Assembly: The General Assembly shall be convened either ordinarily or extraordinarily in accordance with the relevant provisions of Turkish Commercial Code and Capital Markets Law. In these meetings the agenda items, prepared by the Board of Directors, shall be discussed and resolved as per the relevant provisions of Turkish Commercial Code and the Articles of Association. To the extent applicable, the Board of Directors shall prepare agenda items and include sub-agenda items. In particular, the appointment and/or dismissal of each member of the Board of Directors shall be included as individual sub-agenda items under the relevant agenda item(s) and shall be discussed and resolved upon separately by the General Assembly. The extraordinary meetings of the General Assembly shall convene and resolve as deemed necessary for the Company's business. Rights of the shareholders under Turkish Commercial Code in respect of convening and adding an item in the agenda of the General Assembly meetings are reserved. The General Assembly meeting procedures are regulated under the Internal General Assembly Directive. General Assembly meetings shall be conducted in accordance with Turkish Commercial Code, the capital markets legislation and the Internal General Assembly Directive. 2) Attending the General Assembly Meeting by Electronic Means: Right holders, who have a right to attend the general assembly meetings of the Company, can attend such meetings by electronic means pursuant to Article 1527 of Turkish Commercial Code. Pursuant to the Regulation on General Assembly Meetings of Joint Stock Companies by Electronic Means, the

holders and their representatives shall be procured to enjoy their rights as stipulated under the aforementioned regulation. 3) Date of Meeting: Ordinary General Assembly meetings shall convene once a year and within three months following the end of Company's fiscal year; Extraordinary General Assembly meetings shall convene whenever necessitated by the Company. 4) Voting Rights and Appointment of Proxy: Right holders or their representatives attending the General Assembly meeting shall enjoy their voting rights pro rata to the sum of their nominal shares. Each share accords the relevant shareholder one voting right, save for the voting privileges granted In accordance with the Articles of Association. In General Assembly meetings, shareholders may have themselves represented through a proxy who may be a shareholder or a non- shareholder. Proxies who are also shareholders of the Company are authorised to vote both for themselves and the shareholders being represented by such proxies. Regulations of the Capital Markets Board relating to voting by proxy shall apply. 5) Voting Method: Save for the provisions regarding general assembly meetings to be carried out within the Electronic General Assembly system pursuant to Turkish Commercial Code Article 1527, votes are cast in General Assembly meetings by open ballot through raising of hands. However, votes shall be cast by secret ballot upon the request of the shareholders representing one tenth of the shares represented in person or by proxy in a meeting. The related provisions of the capital markets legislation shall apply. 6) Presiding Committee of the General Assembly: Subject to Article 7 of the Articles of Association, Chairman and members of the Presiding Committee of the General Assembly meeting shall be elected by the General Assembly, from among the present shareholders or non-shareholders. Company shall procure that the right holders may attend, deliver opinions, make proposals, and vote by electronic means, either setting up the electronic general assembly system, or purchase related services from the providers of systems that are specifically created for such purposes. in all meetings to be held, pursuant to this provision of the Articles of Association, right holders and their representatives shall be procured to enjoy their rights as stipulated under the aforementioned regulation. 3) Date of Meeting: Ordinary General Assembly meetings shall convene once a year and within three months following the end of Company's fiscal year; Extraordinary General Assembly meetings shall convene whenever necessitated by the Company. 4) Voting Rights and Appointment of Proxy: Right holders or their representatives attending the General Assembly meeting shall enjoy their voting rights pro rata to the sum of their nominal shares. Each share accords the relevant shareholder one voting right, save for the voting privileges granted in accordance with the Articles of Association. In General Assembly meetings, shareholders may have themselves represented through a proxy who may be a shareholder or a non-shareholder. Proxies who are also shareholders of the Company are authorised to vote both for themselves and the shareholders being represented by such proxies. Regulations of the Capital Markets Board relating to voting by proxy shall apply. 5) Voting Method: Save for the provisions regarding general assembly meetings to be carried out within the Electronic General Assembly system pursuant to Turkish Commercial Code Article 1527, votes are cast in General Assembly meetings by open ballot through raising of hands. However, votes shall be cast by secret ballot upon the request of the shareholders representing one tenth of the shares represented in person or by proxy in a meeting. The related provisions of the capital markets legislation shall apply.

7) Meeting and Decision Quorum: Save as higher quorums are provided for in the applicable legislation, meeting quorum at the General Assembly requires the presence of shareholders representing at least 51% of the total share capital of the Company, represented by shareholders themselves or proxy holders, and save as higher quorums are provided for in the applicable legislation, decision quorum requires the affirmative votes of the majority of the voting rights present in person or by proxy at the meeting, by observing the provisions of Article 7 in relation to voting privilege. In the event that the above quorums are not met or preserved at the first meeting, the General Assembly quorums shall be subject to provisions of Turkish Commercial Code and capital markets legislation for the second meeting. As an exception to the above-mentioned rule, the decisions regarding the amendments to the Articles of Association of the Company excluding the increase in the ceiling of the registered share capital requires the presence of shares representing 2/3 of the share capital and affirmative votes of 2/3 of the shares represented in the meeting. The amendments to the Articles of Association violating the privileges established for Group A Shares herein shall not apply without the approval of the Special Assembly of Privileged Shareholders in accordance with the Article 454 of Turkish Commercial Code. 8) Place of Meeting: General Assembly meetings shall convene at the Company's headquarters or upon the decision of the Board of Directors at another suitable place of the city where the headquarters of the Company is located. Presiding Committee of the General Assembly: Subject to Article 7 of the Articles of Association, Chairman and members of the Presiding Committee of the General Assembly meetings shall be elected by the General Assembly, from among the present shareholders or non-shareholders. 7) Meeting and Decision Quorum: Save as higher quorums are provided for in the applicable legislation, meeting quorum at the General Assembly requires the presence of shareholders representing at least 51% of the total share capital of the Company, represented by shareholders themselves or proxy holders, and save as higher quorums are provided for in the applicable legislation, decision quorum requires the affirmative votes of the majority of the voting rights present in person or by proxy at the meeting, by observing the provisions of Article 7 in relation to voting privilege. In the event that the above quorums are not met or preserved at the first meeting, the General Assembly quorums shall be subject to provisions of Turkish Commercial Code and capital markets legislation for the second meeting. As an exception to the above-mentioned rule, the decisions regarding the amendments to the Articles of Association of the Company excluding the increase In the ceiling of the registered share capital requires the presence of shares representing 2/3 of the share capital and affirmative votes of 2/3 of the shares represented in the meeting. The amendments to the Articles of Association violating the privileges established for Group A Shares herein shall not apply without the approval of the Special Assembly of Privileged Shareholders in accordance with the Article 454 of Turkish Commercial Code. 10) Place of Meeting: General Assembly meetings shall convene at the Company's headquarters or upon the decision of the Board of Directors at another suitable place of the city where the headquarters of the Company is located.

ARTICLE 19: ANNOUNCEMENTS AND ANNUAL REPORTS Announcements with regard to the Company shall be made in accordance with the provisions of Turkish Commercial Code, the capital markets legislation and other relevant legislation. The General Assembly meeting announcements shall be made within the periods specified under the applicable legislation, in accordance with Turkish Commercial Code, the capital markets legislation and the Capital Markets Board's Corporate Governance Principles. The General Assembly meeting announcements shall be made at least three weeks before the date of General Assembly meeting, excluding the dates of announcement and meeting, in accordance with the procedures envisaged under the legislation. Financial tables and reports required by the capital markets legislation and independent audit report, shall be disclosed to the public according to rules and procedures set forth by Turkish Commercial Code and the capital markets legislation. ARTICLE 19: ANNOUNCEMENTS AND ANNUAL REPORTS Announcements with regard to the Company shall be made in accordance with the provisions of Turkish Commercial Code, the capital markets legislation, and other relevant legislation. The General Assembly meeting announcements shall be made within the periods specified under the applicable legislation, in accordance with Turkish Commercial Code, the capital markets legislation and the Capital Markets Board's Corporate Governance Principles. The General Assembly meeting announcements shall be made at least three weeks before the date of General Assembly meeting, excluding the dates of announcement and meeting, in accordance with the procedures envisaged under the legislation. In addition to the requirements under all applicable legislation, the following matters shall be included in each annual report: Board of Directors member and management executive remuneration and other financial rights, on an individual basis, with respect to each fiscal Year covered by the annual report Information on attendance by members of the Board of Directors to Board of Directors meetings and committee meetings, on an individual basis, with respect to each fiscal year covered by the annual report Detailed information on Board of Directors' diversity policy, target,s, measures and projected timeframes for achievement Independent auditor fees, with respect to each fiscal year covered by the annual report Financial tables and reports required by the capital markets legislation and independent audit report, shall be disclosed to the public according to rules and procedures set forth by Turkish Commercial Code and the capital markets legislation.

DRAFT RESOLUTION REGARDING AGENDA ITEM NO, 12 OF THE ORDINARY GENERAL ASSEMBLY MEETING OF TURKCELL ILETISIM HIZMETLERI ("TURKCELL" FOR THE 2021 FINANCIAL YEAR For the attention of: The Board of Directors and General Assembly of Turkcell IMTIS Holdings S.6 r.l. hereby requests that the following draft resolution, which was submitted with respect to the distribution of a cash dividend for the 2021 financial year, be discussed and voted on at the General Assembly of Turkcell. "Within the scope of agenda item No. 12, it has been resolved to distribute a cash dividend in an aggregate amount equivalent to 75% of the total distributable net income generated by the Company during the 2021 financial year, such cash dividend to be paid on a date identified for this purpose by the board of directors of the Company and, in any event, by no later than six months after the date of this general assembly meeting." IMTIS Holdings S.a r.l.

DePinna Notaries I, David Neal Lloyd FAWCETT, Notary Public of the City of London, England, by Royal Authority duly admitted and sworn, City, DO HEREBY CERTIFY THAT the enacted Instrument on behalf of the Luxembourg company styled "ITMIS Holdings S.a r.l." by Sally PRYCE, born in the Bradford, England on 1st June 1978, holder of British passport number, issued 8th August 2013, whose personal identity I attest; THAT on this day I caused a to be made at the Registry of Commerce and Companies of Luxembourg, from which search it appears that; the aforementioned "ITMI HOLDINGS S.a r.l." is a company incorporated and existing in accordance with Luxembourg law, registered at the said Registry under number, with registered office a 9 rue de Bitbourg, 1278 Luxembourg; and the said Sally PRYCE is registered as a one of the Odrants of the said company; IN TESTIMONY WHEREOF I have my hand and affixed my Seal of Office in the City of London, this twelfth day of November in the year Two thousand twenty-one. David Neal Lloyd FAWCETT Notary Public of London, England APOSTILLE 1. Country: United Kingdom of Great Britain and Northern Ireland This public document 2. Has been signed by: David Neal Lloyd Fawcett 3. Acting in the of Notary Public 4. Bears the seal / stamp of The Notary Public 5. London 6. 12 November 2021 7. by Her Majesty's Principal Secretary of State for Foreign, Commonwealth and Development Affairs 8. November APO- 9. Seal / stamp 10. Signature

POWER OF ATTORNEY This Power of Attornet shall be by Sally PRyce and Scott, members of the board of managers authorized to represet ITMIS Holdins S.a r.l. with their joint signatures, on behalf of ITMIS Holdings S.a r.l. and the authorization, however, the two Power of Attorney authorized herein, to be issued by Sally Pryce ad the by Scott Plee, shall constitute a valid authorization if and only when they are issued of authorized together. ITMIS Holdings S.a r.l. ("ITMIS Holdings"), a company in the form of incorporated and existing under the of the Grand Duchy of Luxembourg, under the registration number , having its registered office at 9 rue de Bitbourg, I-1273, Luxembourg, represented in this act by its manager Sally Pryce, hereby issued, appoints and authorizes DURUKAN, as attorney partnership incorporated and existing under the laws of the Republic office at Turket, and each of DURUKAN; all citizens of the Republic of Turkey and attorneys-at-law, to be its true and lawul attorneys-in-fact, as that any of them may, individually, the said may and all acts listed below te and in the name places and of ITMIS Holdings in connection with acts and relating to ITMIS Holdings' investments and shares held in compliance with the Republic of Turkey: (i) in file all required public disclosure statements through the Public Disclosure Plateform ("PDF") with the Central Registry agency of Turkey ("CRA") (ii) its represent ITMIS Holdings and to perform all actions required and to fulfill all procedures necessary relating to ITMIS Holdings shareholding rights and responsibilities in compnies within the Republic of Turkey before all public and institutions of the Republic of Turkey, including without PDF, CRA, Capital Markets Board and/or Capital Markets Authority ("CMB") Central Bank of the Republic of Turkey ("CBRT"), infrastructure technologies and Communications Authority ("ITCA"), trade registries, chambers of commerce and all companies which ITMIS Hldings is a direct or indirect shareholder of action the Repulic of Turkey, including a publicly listed registration number its registered office at Tukey and its subsidiaries including Turkcell (iii) for the purposes set out shown, as draft, discuss, sign, execute the deliver change, or supplement all kinds of information, documents, applications, requests for approval , whether oral or written, including without declarations, public disclosures, enforcements, letters, applications, and to request and before and receiver from, and submit to all public authorities and institutions of the Republic of Turkey and all companies of which ITMIS Holdings is a direct or indirect shareholder of information and documents in connection with the above; (iv) to do all acts and things necessary to assure that the above are and effective under the laws of the Republic of Turkey; includeing, without limitation, the toatl or partial delegation of the partner and authoriry to the attorneys-in-fact, and ITMIS Holdings further each of the attorneys-in-fact power and authority to do and perform any and all acts and things to necessary and proper in connection with and purposes of the foregoing to fully and and purposes as ITMIS Holdings or lawfully and RATIFIES and CONFIRMS all that the said attorneys shall alwfully or to be done order and by virtue of this Power of Attorney. This Power of Attorney shall be valid and effective until and including 31 December 2023 but the of this naturally chall affect any act theretofore done in hereof IN WITNESS WHEREOF, ITMIS Holdings has created this Power of Attorney to be signed n its name and its , on this 11th day of November 221. On behalf og ITMIS Holdings S.a r.l. Name Surname: Sally Pryce Title: Manager Date: 11 November 2021 Signature:

Office of the Secretary of the State of APOSTILLE 1. Country: The United States of America THIS PUBLIC DOCUMENT 2. has been signed by ERIC KATHLEEN 3. setting in this capacity of the NOTARY PUBLIC 4. In the State Connecticut for the term of December 17, 2010 to December 31, 2025 CERTIFIED 5. 6. On November 16, 2031 7. by DENISE W. MERRILL, Secretary of the State of Connecticut 8. Number: 2021-18989 9. Seal: 10: Signature Secretary of State POWER OF ATTORNEY This Power of Attorney shall be issued as two separate documents by Sally Pryce and Nathan Scott, members of the board of managers authorized to represent IMTIS Holdings S.a.r.l with their joint signatures, on behalf of IMTIS Holdings S.a.r.l and completing the same authorisations, however, the two separate Power or Attorney mentioned therein, one to be issued by Sally Pryce and the other by Nathan Scott Fine, shall constitute a valid authorization if and only when they are used or submitted together. IMTIS Holdings S.a.r.l (“ IMTIS Holdings ”), a company in the form of “societe a responsibilite” incorporated existing under the laws of the Grand Duchy of Luxembourg, under the registration number B244621, having its registered office at 9 Rue de 1773, Luxembour, represented in this act by its manager Sally Pryce, hereby names, constitutes, appoints and authorizes DURUKAN FADILLIOGLU AVUKAYLIK ORTAKLIGI, an attorney membership incorporated and existing under the laws of the Republic of Turkey, registered under tax number 3200610736 before Tax Office, having its registered office at St. No: 6/2, 34349, Istanbul, Turkey, and each of Belgium DURUJAN OZAYDIN (Turkish Identity No:), FADILLIOGLU (Turkish Identity No:), and DEMIRTAS (Turkish Identity No:), all of the Republic of Turkey and attorneys-at-law, to be its true and lawful attorneys-in-fact, so that any of them my, individually, do and perform any and all acts listed below for and in the name, place and stead of IMTIS Holdings Investments and shares held in companies within the Republic of Turkey; (i) to file all required public disclosure statements through the Public Disclosure Platform (“PDF”) with the Central Registry Agency of Turkey (“CRA”); (ii) to represent IMTIS Holdings and to perform all actions required and to fulfill all procedures necessary relating to

IMTIS HoIdings shareholding rights and responsibilities in copmanies within the Republic of Turkey before all public authorities sod limitations of the Republic of Turkey including without limitation PDP, CRA, Capital Markets Board and/or Capital Markets Authority ("CMB"), Central Rank of the Republic of Turkey BR, Information Technologies and Communications Authority ("ITCA"), trade registries, chambers or comma:es sod companies which IMTIS /beim is a direct or indirect, shareholder of within the Republic of Turkey. including Turkcell lied* Hirmetleri A4, a publicly listed company incorporated and misting under the laws of the Republic of Turkey, wider the registration number 304844, having its registered office at Nish. Weft Cad. No. 20 Kliicillzmir Ofispark* Maltepe/Istanbul Turkey S=1"Laod subsidiaries Elektronik Pam Hizusederi A.S. ("Payed"); (iii) for the purposes set out above. to drat, discuss, execute, file submit, deliver, receive. reply, follow-up, change, amend or supplement as kinds of Information. documents, applications, moons ford approvals or clearance, whether tail or written, including; without limitation declarations, public disclosures, statements,letters, petitions, applictions rectifictions, correspondences, Mai and facsimile messages; And to request sand claim before end receive from. sod =balk to all *lie authorities sod Institution of the Republic of Turkey sod all companies a which Min Holdings is a direct or indirect shareholders At kinds ahem:mad= and documents M connection ion with the Ike% (iv) to do all acts sod things necessary to ensure that the actions contemplated *bore are valid and eider the laws of the Republic of Turkey Including without limitation. the total or partial delegation of the power sod authority created hereby to other attorneys-in-fact. IMTIS Holdings further OWES and GRANTS unto each of the said attorneys-in-fact fall power and *amity to do and peons say sad all acts and things reasonsbly necessary and proper in connection with rod for the purposes of the foregoing as Nay sod to all totems sad purposes as IMTIS Holdings might or could itself tawdrily do and RATIFIES and CONFIRMS all that the said attorneys shall lawfully do or mum to be done mkt and by virtue of tills Power of Attorney. This Power of Attorney shall be valid sod effcctive until end including 31 December 2023 but the caution of this authority shall rot affect soy act theretofore dose In exercise hereof. IN WITNESS WHEREOF, NUS Holdings has caused this Power of Attorney, to on name and on its behalf in this 12th day of November 2021. On behalf of IMTIS Holdings S.a None Surname : Nathan Scott Floe Tale Manager Date Signature